Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges
	TWELVE MONTHS ENDED DECEMBER 31,					SIX MONTHS ENDED JUNE 30,
(in thousands, except ratio)	2010	2011	2012	2013	2014	2015
(Loss) income from continuing operations before taxes	$(80,497)	$(32,732)	$43,967	$195,691	$284,464	$107,885
Share of distributed loss (income) of 50%-or-less-owned affiliates, net of equity pickup	3,705	976	(1,218)	(1,202)	(1,414)	(497)
Amortization of capitalized interest	40,791	32,068	40,612	52,362	50,597	22,036
Interest	55,615	56,635	59,503	68,184	69,802	32,578
Less: interest capitalized during the period	(31,221)	(38,032)	(42,327)	(59,208)	(68,788)	(31,840)
Interest portion of rental expense	3,733	2,360	1,976	2,182	2,442	1,263
(LOSS) EARNINGS	$(7,874)	$21,275	$102,513	$258,009	$337,103	$131,425

Interest	$55,615	$56,635	$59,503	$68,184	$69,802	$32,578
Interest portion of rental expense	3,733	2,360	1,976	2,182	2,442	1,263
FIXED CHARGES	$59,348	$58,995	$61,479	$70,366	$72,244	$33,841

(DEFICIENCY) SURPLUS	$(67,222)	$(37,720)	$41,034	$187,643	$264,859	$97,584

Ratio of earnings to fixed charges	—	—	1.67	3.67	4.67	3.88